Exhibit 12.1

AMBASSADORS INTERNATIONAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

(Unaudited)

							Six Months Ended June30, 2007
	Year Ended December 31,
	2002		2003	2004	2005	2006
Income (loss) from continuing operations before income tax	$2,877		$(64)	$(1,567)	$4,253	$5,970	$(16,161)
Add interest expense	—		—	—	5	3,500	3,195

Earnings (loss)	$2,877		$(64)	$(1,567)	$4,258	$9,470	$(12,966)

Interest expense	$—		$—	$—	$5	$3,500	$3,195

Total fixed charges	$—		$—	$—	$5	$3,500	$3,195

Ratio of earnings to fixed charges	n/a	(1)	n/a (1)	n/a (1)	851.6	2.7	n/a (2)

(1)	There was no interest expense incurred during the years ended December, 2002, 2003 and 2004.

(2)	In the six month period ended June 30, 2007, earnings were not sufficient to cover fixed charges by $16.2 million.